Orion Acquisition Corp.

767 3rd Avenue, 11th Floor

New York, New York 10017

February 25, 2021

VIA EDGAR

Office of Real Estate & Construction

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Todd Schiffman

Re:	Orion Acquisition Corp.

Registration Statement on Form S-1, as amended

File No. 333-253081

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Orion Acquisition Corp. (the “Company”) hereby requests acceleration of the effective date of the above referenced Registration Statement to 4:00 p.m., Eastern Time, on March 1, 2021, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Kirkland & Ellis LLP, request by telephone that such Registration Statement be declared effective.

Please contact Brooks Antweil, of Kirkland & Ellis LLP, special counsel to the Company, at (713) 836-3388, as soon as the registration statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Sincerely,

/s/ Beau Garverick

Beau Garverick

Chief Executive Officer